Gerald L. Baxter
Tel. 678.553.2430
Fax 678.553.2212
BaxterG@gtlaw.com

VIA EDGAR AND OVERNIGHT DELIVERY

August 4, 2009

Ms. Pamela A. Long
Mail Stop 4631
100 F. Street, N.E.
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:	Vystar Corporation
Registration Statement on Form S-1 Amendment No. 4
Filed on: August 3, 2009
File No.:  333-155341

Dear Ms. Long:

This letter is in response to your letter dated July 6, 2009, with respect to the Pre-Effective Amendment No. 3 to Registration Statement on Form S-1 filed on June  29, 2009.

The following responds on a comment-by-comment basis to the numbered comments in your letter dated July 6, 2009.  I have also included two (2) additional marked copies of the Pre-Effective Amendment No. 4 for your convenience.

Selling Shareholders, page 9

1.	COMMENT:

We note your revised disclosure in response to comment 5 of our prior letter dated June 18, 2009.  With respect to the shares being offered by the other selling shareholders, please revise your disclosure to identify the number of shares (as well as the price per share) sold during each private placement during the 2003-2008 period.  Also, please confirm that the shares being offered by the other selling shareholders were not sold pursuant to a written agreement.  Otherwise, please file the agreement(s) as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K, as applicable.

Ms. Pamela A. Long
United States Securities and Exchange Commission
August 4, 2009

RESPONSE:

Appropriate changes have been made in the Selling Shareholders section in response to the comment.

Exhibit 5.1- Legal Opinion of Greenberg Traurig, LLP, page II-5

2.	COMMENT

We note the revised opinion in response to comment 8 of our letter dated June 18, 2009.  The revised language, however, still appears to limit an investor’s ability to rely on the legal opinion.  Please have counsel revise the opinion to remove such limitations.

RESPONSE:

Appropriate changes have been made to Exhibit 5.1 in response to the comment.

Thank you for your time and consideration.  We look forward to your response.

Sincerely yours,

Gerald L. Baxter

GLB:rl
Enclosures

cc:	Era Anagnosti